Pamela Poland Chen To Call Writer Directly: +1 212 341 7825 pamela.chen@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

August 13, 2024

By EDGAR Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549 Attn: Aaron Brodsky Thankam Varghese Michael Spratt

Re:	5C Lending Partners Corp. Registration Statement on Form 10 (File No. 000-56665)

Dear Ladies and Gentlemen:

On behalf of 5C Lending Partners Corp., a Maryland corporation (the “Company”), transmitted for filing with the Securities and Exchange Commission (the “Commission”) is Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form 10 under the Securities Exchange Act of 1934, as amended (the “Registration Statement”).

A copy of the Amendment, marked to indicate the changes from the Registration Statement filed on July 1, 2024 (File No. 000-56665), will be provided concurrently to the staff (the “Staff”) of the Commission by email. These changes consist of those made in response to comments of the Staff provided by Aaron Brodsky of the Staff to Nicole M. Runyan, P.C. and Pamela P. Chen of Kirkland & Ellis LLP, counsel to the Company, by letter dated July 30, 2024, as well as the inclusion of the Company’s audited seed capital financial statements, various stylistic changes and disclosure clarifications.

Set forth below is a summary of the Staff’s comments and the Company’s responses thereto. For the convenience of the Staff, the comments have been repeated in the headings below, and the Company’s responses follow. Please note that we have not independently verified information provided by the Company. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

REGISTRATION STATEMENT

Explanatory Note (pages 1-3)

1. Please supplementally explain why inclusion of the term “lending” in the Company’s name does not refer to a type of an investment, which would require an 80% policy under rule 35d-1. We note that other BDCs with “lending” in their names have an 80% policy.

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Securities and Exchange Commission

August 13, 2024

Response: In response to the Staff’s comment, the Company has added the following disclosure on pages 7 and 13 of the Amendment:

Under normal circumstances, the Company will invest at least 80% of its total assets (net assets plus borrowings for investment purposes) in credit-related instruments issued by corporate issuers (including loans, notes, bonds and other corporate debt securities). The Company’s 80% policy with respect to investments in credit-related instruments is not fundamental and may be changed by the Board of Directors without Stockholder approval. Stockholders will be provided with sixty (60) days’ notice in the manner prescribed by the SEC before making any change to this policy.1

2. Page 1 indicates that the Company will file an election to be regulated as a BDC as soon as reasonably practical after filing the registration statement. Please disclose when election to be regulated as a BDC will be filed.

Response: As of the date of this letter the Company has not yet filed its election to be regulated as a BDC on Form N-54A (the “BDC Election”). The Company currently expects to file the BDC Election on or around August 30, 2024.

Summary of Risk Factors (pages 7-9)

3. Disclosure in the second bullet point under the “General Risks” subheading on page 9 states that the Company does not currently have comprehensive documentation of its internal controls. Please clarify that “internal controls” refers to financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, or otherwise provide additional context for this risk disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the Amendment accordingly.

4. Please supplementally confirm that the Company has adopted and implemented policies and procedures pursuant to rule 38a-1.

Response: The Company supplementally confirms that it has adopted and implemented policies and procedures pursuant to Rule 38a-1.

Item1. Business

Company – 5C Lending Partners Corp. (pages 10-11)

5. The first sentence of the second paragraph on page 10 states that the Company will primarily invest in U.S.-domiciled upper middle-market companies. Please also briefly disclose the other types of investments the Company will make.

[1]	In each of the Company’s responses to this letter which contains revised disclosure from the Amendment, deletion of the stricken text is indicated textually in the same manner as the following example: ~~stricken text~~; and addition of the underlined text is indicated textually in the same manner as the following example: underlined text.

Securities and Exchange Commission

August 13, 2024

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Amendment accordingly.

6. The second sentence of the second paragraph on page 10 states that the Company generally considers upper middle-market companies to consist of companies with “$50 million or greater of annual earnings…” Please disclose the maximum amount of EBITDA that the Company considers to encompass upper middle-market companies.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 7 as follows:

The Company generally considers upper middle-market companies to consist of companies with earnings before interest, income tax, depreciation and amortization (“EBITDA”) of $50 million to $500 million annually at the time of investment ~~or greater of annual earnings before interest, income tax, depreciation and amortization (“EBITDA”), although the~~. The Company may from time to time invest in smaller or larger companies and other instruments if the Advisor believes that the opportunity presents attractive investment characteristics and the potential for attractive risk-adjusted returns.

7. The second sentence of the second paragraph on page 10 references “attractive investment characteristics” and “potential for attractive risk-adjusted returns.” Please disclose how the Company is defining these terms.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 7 as follows:

…The Company may from time to time invest in smaller or larger companies and other instruments if the Advisor believes that the opportunity presents attractive investment characteristics and the potential for attractive risk-adjusted returns. In making such determinations, the Company may consider, among others, the following factors: the portfolio company’s characteristics (e.g., recession resilient industry, stable free cash flow, earnings and profit margins underpinned by durable competitive advantages and high barriers to entry, capital efficiency, attractive growth prospects, liquidity and capitalization), 5C’s Managing Partners’ and/or the Investment Team’s relationship(s) with the management team and/or owner(s) of the portfolio company and the loan or security’s attributes (e.g., yield, structural protections and collateral value that mitigate the risk of loss, and the potential for equity appreciation).

8. The first sentence of the fourth paragraph on page 10 states that the Company may enter into foreign exchange derivatives. Please disclose if the Company intends to make foreign investments.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 8 as follows:

The Company may, but is not required to, enter into interest rate, foreign exchange, and/or other derivative arrangements to hedge interest rate, ~~and~~ currency, credit and/or other risks. While the Company primarily expects to invest in loans and securities denominated in U.S. dollars, the Company may also invest in companies with operations outside of the United States, such as in Canada, the United Kingdom and Europe, which may oblige the Company to invest in loans and/or securities denominated in non-U.S. dollar currencies. In such event, the Company may enter into foreign exchange derivatives and forward transactions to mitigate the impact of movements in foreign exchange on the return of such investments in U.S. dollar terms…

Securities and Exchange Commission

August 13, 2024

9. The second sentence of the fourth paragraph on page 10 indicates that the Company “does not generally intend” to enter into derivative agreements for speculative purposes. Please briefly describe the circumstances under which the Company might enter into derivatives for speculative purposes.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 8 of the Amendment as set forth below:

…These hedging activities, which will be subject to the applicable legal and regulatory compliance requirements, may include the use of futures, options and forward contracts. Any derivative agreements entered into for speculative purposes are not expected to be material to the Company’s business or results of operations ~~and the Company does not generally intend to enter into any such derivative agreements for speculative purposes~~. The Company intends to operate and qualify as a “limited derivatives user” and has adopted compliance policies to monitor the Company’s derivatives exposure ~~under~~ in accordance with Rule 18f-4. The Company will bear the costs incurred in connection with entering into, administering and settling any such derivative contracts. There can be no assurance any hedging strategy that the Company employs will be successful. See “Item 1A. Risk Factors – The Company’s ability to enter into transactions involving derivatives and financial commitment transactions may be limited.”

Market Opportunity (page 14)

10. The first sentence under the “Attractive Risk Profile in Senior Secured Loans” subheading references “high quality,” private equity sponsor backed, U.S.-domiciled upper middle-market companies. Please disclose what the Company means by “high quality” in this context.

Response: The Company respectfully submits to the Staff that the Advisor’s determination in this respect has been previously discussed and enhanced on page 7 of the Amendment, in response to comment #7 of the Staff’s comments on the Registration Statement.

Investment Strategy (pages 15-16)

11. Disclosure in the first paragraph under the “Investment Strategy” heading on page 15 indicates that the Company will invest in securities convertible into common stock and warrants, among other things. Will the Company invest in contingent convertibles? If so, please update the principal strategy and risk sections accordingly to address such instruments.

Response: The Company advises the Staff that it does not currently intend to invest in contingent convertibles. Therefore, the Company respectfully submits that no disclosure revisions are necessary in response to this comment.

12. Disclosure on page 15 states that the Company will target investments ranging in size between $20 - $300 million. Please clarify how the Company is defining this metric (e.g., does it refer to EBITDA?)

Response: The Company respectfully advises the Staff that the reference to the size range of investments made by the Company on page 15 of the Registration Statement relates to the amount of capital that the Company will invest in any given portfolio company. To provide additional clarity, the Company has revised the disclosure on page 13 of the Amendment as follows:

Securities and Exchange Commission

August 13, 2024

…The Company’s target investments will generally range in size between $20 and $300 million, per investment, but the size of each investment made by the Company will vary with the size of the Company’s capital base.

13. Disclosure on page 15 indicates that the Company may enter into derivative arrangements to hedge certain risks. Please disclose the extent to which derivatives are expected to be used.

Response: The Company intends to operate and qualify as a “limited derivatives user” in accordance with SEC Rule 18f-4 under the 1940 Act, which will require the Company to limit its derivatives exposure to 10% of its net assets at any time, excluding certain currency and interest rate hedging transactions, as disclosed on page 95 of the Registration Statement. The Company respectfully submits that no disclosure revisions are necessary as such disclosure is already contained in the Registration Statement.

14. Disclosure on page 16 under the “Highly Selective Approach” subheading states that the Advisor believes that upper-middle market companies have “greater scale and diversification.” Please clarify in the disclosure what the Company means by “greater scale and diversification.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 14 of the Amendment as set forth below:

Highly Selective Approach. The Advisor will seek to employ a highly selective approach to capital allocation by targeting investment opportunities that it believes offer the potential for compelling risk-adjusted returns and minimal risk of permanent loss while maintaining appropriate diversification. The Advisor expects to target high-quality, generally private equity sponsor backed, U.S.-domiciled upper middle-market companies, which the Advisor believes have the potential to achieve the Company’s investment objective. Furthermore, the Advisor believes that upper middle-market companies have greater scale and diversification ~~and, as such, are better able to withstand economic cycles than smaller companies.~~ owing to their size, as measured by revenue, free cash flow and earnings and the breadth of their customer and supplier bases. The Advisor believes that these attributes position upper middle-market companies to better withstand economic downturns, industry consolidation, changing business preferences and other factors that may negatively impact their customers, suppliers, and competitors, as compared to smaller companies.

Securities and Exchange Commission

August 13, 2024

Structure of Investments (pages 16-17)

15. Disclosure under the “Opportunistic Investments” subheading on page 17 lists a variety of additional investment types that the Company may make. Please ensure that the risks associated with these opportunistic investments are disclosed in the discussion of risks, as appropriate.

Response: The Company respectfully submits to the Staff that the Company’s current disclosure in Item 1A. Risk Factors satisfactorily addresses the risks associated with opportunistic investments, including the impact of variable market conditions on such investments. See “Item 1A. Risk Factors – The Company may have difficulty sourcing investment opportunities” and “Item 1A. Risk Factors – “Investing in upper middle-market companies involves a number of significant risks” on pages 45 and 66 of the Amendment, respectively. Therefore, the Company respectfully submits that no disclosure revisions are necessary in response to this comment.

Investment Selection (page 18)

16. Disclosure in the first paragraph under the “Investment Selection” heading states that the Advisor believes that focus on “quality and capital preservation” are fundamental to generating durable risk-adjusted returns. Please disclose how the Advisor will measure “quality” in this context.

Response: The Company respectfully submits to the Staff that the Advisor’s determination in this respect has been previously discussed and enhanced on page 7 of the Amendment, in response to comment #7 of the Staff’s comments on the Registration Statement.

17. Disclosure in the second paragraph under the “Investment Selection” heading references companies with shareholders and management teams that have “large financial commitments…” Please clarify in disclosure what the Company means by “large financial commitments” in this context.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 16 of the Amendment as set forth below:

The Advisor’s approach to investment selection will be defined by its demanding quality standards and robust research and due diligence process. Consistent with 5C’s platform-wide investment philosophy, the Advisor will seek to achieve the investment objective of the Company by controlling for risk rather than potential return. This emphasis on capital preservation generally means that the Company will target (i) the senior-most tranches in an issuer’s capital structure, (ii) collateral value well in excess of the principal value of its investment to achieve a high margin of safety, and (iii) companies with shareholders and management teams that have large financial commitments to ensure dedication and alignment of interests. In this context, the Advisor considers companies with (i) shareholders, management teams and key executives that have significant capital invested in the portfolio company and/or (ii) key executives that have financial incentives that are contingent upon the portfolio company’s successful performance, as having shareholders and management teams with significant financial commitments in such companies. The Advisor believes that its approach increases the likelihood of achieving durable risk-adjusted returns in different market environments.

Securities and Exchange Commission

August 13, 2024

Investment Advisory Agreement; Compensation of the Advisor (pages 21-23)

18. Please consider disclosing a fee table that conforms to the requirements of Item 3.1 of Form N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. We believe that such disclosure would be helpful to investors.

Response: The Company is aware that Form N-2 (used for registered public offerings by BDCs and investment companies) requires a summary of fund fees and expenses that includes estimates of expenses as a percentage of net assets. As the Company is not making a registered public offering, it is not required to file a Form N-2. The Company respectfully submits that it is not aware of a requirement in Form 10 to include a fee table that conforms to the requirements of Item 3.1 of Form N-2. The Company’s actual expense and fee-related information will be publicly available in the financial statements included in its periodic reports. The Company notes that disclosure under the heading “Item 1. Business — Payment of the Company’s Expenses under the Investment Advisory and Administration Agreements” provides a description of the expenses that the Company will be obligated to pay, including the management and incentive fees payable to the Advisor.

19. Please provide examples demonstrating the operation of an incentive fee.

Response: The Company respectfully notes that examples demonstrating the operation of the incentive fee are not required by the instructions to Form 10. The purpose of the Company’s Form 10 registration statement is to register the Common Stock under the 1934 Act. The Form 10 is not an offering disclosure document, and it does not require the inclusion of the incentive fee examples.

20. Please provide a graphical representation of the income-related portion of the incentive fee.

Response: The Company respectfully declines to add the requested graphic because it believes that information included in the bullets under the section titled “Payment of the Company’s Expenses under the Investment Advisory and Administration Agreements” on pages 23 to 25 of the Amendment is useful to investors and provides concrete examples of the operation of the Income Incentive Fee.

Investment Advisory Agreement; Limitation of Liability and Indemnification (page 23)

21. Disclosure in the second paragraph under the “Limitations of Liability and Indemnification” subheading references Section 17(i) of the 1940 Act. Please also add a reference to Section 17(h) of the 1940 Act.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Amendment accordingly.

Private Offering (pages 29-30)

22. In connection with the “Subscription Agreements” referenced on page 30, please explain to us supplementally:

a.	How having Subscription Agreements with different terms would comply with Sections 18 and 61 under the 1940 Act (e.g., could it result in an investor having priority over any other investor as to distribution of assets or payment of dividends);

Securities and Exchange Commission

August 13, 2024

b.	Whether different terms in any Subscription Agreements could have a material, negative effect on other Company investors;

c.	Whether the terms of different Subscription Agreements will be disclosed to all Company investors, and how they will be disclosed including the timing of such disclosure;

d.	Whether the terms of these Subscription Agreements include preferential redemption or withdrawal rights, or about portfolio holdings or exposures; and

e.	Whether the terms of these Subscription Agreements have a direct or indirect effect on the management fee attributable to the applicable shareholders with whom such agreements are made.

Response: The Company respectfully submits to the Staff that the Subscription Agreements entered into by the Company with investors are substantially similar in all materials respects to each other. The Company supplementally confirms that it will not enter into Subscription Agreements that contain materially different terms or conditions such that the Company would not be in compliance with the relevant provisions of the 1940 Act.

Distribution Reinvestment Plan (page 31)

23. Please disclose:

a.	How Stockholders may obtain additional information about the plan;

b.	The method of determining the number of shares that will be distributed instead of a cash dividend;

c.	If applicable, that an investor holding shares that participate in the plan in a brokerage account may not be able to transfer the shares to another broker and continue to participate in the plan; and

d.	If a cash purchase plan option is available, any minimum or maximum investment required.

Response: The Company has revised the disclosure in the Amendment in response to the Staff’s comment. Please see pages 29 and 30 of the Amendment.

Regulation as a BDC; Affiliated Transactions (page 35)

24. Disclosure in the second sentence under the “Affiliated Transactions” subheading on page 35 states that the Company expects to rely on co-investment exemptive relief. Please explain supplementally when the Company expects to make a request for this relief.

Response: The Company supplementally submits that it filed its initial application for co-investment exemptive relief with the SEC on October 26, 2023 and it filed an amended and restated application in response to Staff comments on March 27, 2024 and July 10, 2024 (collectively, the “Co-Investment Exemptive Application”).

Securities and Exchange Commission

August 13, 2024

Item 1A. Risk Factors

Risks Related to the Company’s Business and Structure (pages 47-56)

25. Disclosure in the second paragraph under the heading “The Company may have difficulty sourcing investment opportunities” on page 48 states that it could take some time to invest substantially all of the capital the Company expects to raise. Please disclose how long it is expected to take to fully invest net proceeds in accordance with the Company’s investment objectives and policies, the reasons for any anticipated lengthy delay in investing the net proceeds, and the consequences of any delay.

Response: In response to the Staff’s comment, the Company notes that it will engage in ongoing capital raising for a period of time and, as such, will take time to fully invest that capital. In response to the Staff’s comment, the Company has revised the disclosure in the second paragraph under the heading “The Company may have difficulty sourcing investment opportunities” on page 46 of the Amendment as follows:

…Distributions paid during this period may be substantially lower than the distributions the Company expects to pay when the Company’s portfolio is fully invested. Based on current market conditions, the Company anticipates that it may take several months for the Company to fully invest its available capital, depending on the availability of investment opportunities that are consistent with the Company’s investment objectives and strategies, the time needed to identify, negotiate and execute investments that the Company selects and due to the fact that it will be difficult to commit to investments prior to the receipt of such capital. However, if market conditions change, it may take longer for the Company to fully invest its available capital. The Company cannot assure you that it will achieve its targeted investment pace. The Company will pay the Management Fee to the Advisor throughout this interim period irrespective of the Company’s performance…

Risks Related to the Advisor and its Affiliates (pages 57-64)

26. Disclosure in the fourth paragraph on page 58 under the “The Company’s fee structure may create a conflict of interest due to the incentives for the Advisor to make speculative investments or use substantial leverage” subheading indicates that the Company may invest in the securities and instruments of private funds. Please supplementally explain if the Company will invest more than 15% of its assets in hedge funds and private equity issuers that rely on 3(c)(1) and 3(c)(7) of the 1940 Act.

Response: The Company supplementally confirms that it does not intend to invest more than 15% of its assets in hedge funds and/or private equity funds that rely on Section 3(c)(1) and Section 3(c)(7) of the 1940 Act.

Risks Related to Business Development Companies (64-67)

27. Disclosure on page 66 indicates that the Company may create a wholly-owned subsidiary. Please confirm supplementally that:

a.	The subsidiary’s expenses will be included in the Company’s prospectus fee table;

b.	The subsidiary and its board of directors will agree to designate an agent for service of process in the United States;

c.	The subsidiary and its board of directors will agree to inspection of the subsidiary’s books and records by the staff; and

Securities and Exchange Commission

August 13, 2024

d.	The subsidiary’s board of directors will sign the Company’s registration statement.

Response: The Company does not currently have any wholly-owned subsidiaries. The Company submits that wholly-owned subsidiaries, if any, are expected to be consolidated with the Company. Accordingly, the Company hereby confirms that to the extent applicable (i) the wholly-owned subsidiary is expected to agree to designate an agent for service of process in the United States, (ii) the wholly-owned subsidiary will agree to be subject to inspection by the Staff of the subsidiary’s books and records, and (iii) the Company confirms that it will seek to have the board of directors of the subsidiary sign the signature page of the Fund’s Form 10s if, and to the extent, required at the time under applicable law. The Company advises the Staff that Form 10 does not require the inclusion of a fee table and thus the Company respectfully declines to confirm the inclusion of a fee table.

28. Please also revise the disclosure referenced above on page 66 to apply the representations to subsidiaries (as defined by the Company), and not just wholly-owned subsidiaries.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 64 of the Amendment accordingly.

Risk Related to the Company’s Investments (pages 68-81)

29. Please address the investments listed under the “Restructurings” sub-heading on page 68 in the discussion of principal strategies if such investments are not already described there.

Response: In response to the Staff’s comment, the Company has included additional disclosure on pages 7 and 13 of the Amendment as set forth below:

The Company may, but is not required to, make investments in companies operating in workout or bankruptcy modes. Such investments present additional legal risks, including fraudulent conveyance, voidable preference and equitable subordination risks.

30. On page 76, the Company states that while it is not “targeting” any specific industries, the Company’s investments may be “focused on relatively few industries.” Please clarify what it means that the Company will not “target” any specific industries but may “focus” on relatively few industries, and disclose those industries.

Response: The Company confirms, on a supplemental basis, that the intention of the risk factor language is not to suggest that the Company intends to actively pursue a concentration strategy in designated industries; rather, the risk factor is noting that that as the Company ramps up its portfolio and in certain circumstances (such as where a small number of investments perform poorly), the portfolio may include fewer investments overall and thereby can be more concentrated.

31. Please update the discussion of Brexit on page 81 if it has become outdated.

Response: The Company respectfully submits that the Brexit disclosure on page 78 of the Amendment currently reflects the potential risks to the Company associated with Brexit and that no disclosure revisions are necessary in response to this comment.

Securities and Exchange Commission

August 13, 2024

General Risks (page 96)

32. The risk disclosure on page 96 under the subheading “The Company is subject to risks related to ESG matters” implies that the Company considers ESG factors as part of its investment strategy. Please clarify in the discussion of the Company’s strategy whether the Company will be integrating ESG factors into its investment analysis. If so, please identify examples of ESG criteria that will be considered. Please also disclose, if accurate, that an investment could be made in a company that scores poorly on ESG if it scores strongly on other non-ESG factors.

Response: The Company supplementally confirms that ESG is not a principal strategy of the Company, but rather one of many factors that the Advisor may consider when making an investment. Accordingly, the Advisor may consider ESG factors alongside traditional factors when making investment decisions. This does not change the investment strategy of the Company, as described on pages 13 and 14 of the Amendment. In response to the Staff’s comment, the Company has revised the disclosure on page 93 of the Amendment as set forth below:

…The Advisor may~~, but is not required to,~~ consider responsible investing and reputational risks ~~ESG factors alongside traditional factors~~ when making investment decisions where the Advisor determines that such information is material and available. Considering such ESG factors when evaluating an investment in certain circumstances could, to the extent material risks associated with an investment are identified, cause the Advisor not to make an investment that it would have made or to make a management decision with respect to an investment differently than it would have made in the absence of such consideration, which carries the risk that the Company could perform differently than investment funds that do not take such ESG factors into account. Additionally, to the extent considered, ESG factors ~~are~~ will only be some of the many factors that the Advisor ~~expects to~~ considers in making an investment. Although the Advisor ~~will~~ may consider application of ESG considerations to be an opportunity to enhance or protect the performance of its investments over the long-term, the Advisor cannot guarantee that it will do so, and further, the Advisor cannot guarantee that to the extent they consider ESG factors ~~doing so~~, which will include qualitative judgments, that such considerations will positively impact the performance of any individual investment or the Company as a whole. It is important to note that the presence of one or more material responsible investing or reputational risks may not preclude the Company from making an investment as the Advisor’s investment process is intended to analyze, evaluate, and price the potential impact of relevant responsible investing and reputational risks…

…In addition, the Advisor’s ESG framework, including associated procedures and practices, is expected to change over time. The Advisor, in certain circumstances, is permitted to determine in its discretion that it is not feasible or practical to implement or complete certain of its ESG initiatives based on cost, timing, or other considerations. It is also possible that market dynamics or other factors will make it impractical, inadvisable, or impossible for the Advisor to adhere to all elements of the Company’s investment strategy, including with respect to ESG risk and opportunity management, whether with respect to one or more individual investments or the Company’s portfolio generally. ESG-related statements, initiatives, and goals as described herein with respect to the Company’s investment strategy, portfolio, and investments are aspirational and not guarantees or promises that the Advisor will consider ESG factors as determinative when making investment decisions, or that all or any such initiatives and goals will be achieved other than as set out in any applicable regulatory disclosures, including those made pursuant to Regulation (EU) 2019/2088…

Item 7. Certain Relationships and Related Transactions and Director independence

Resource Sharing Agreement (pages 113-114)

Securities and Exchange Commission

August 13, 2024

33. Explain to us how the Resource Sharing Agreement referenced starting on page 113 operates and why it is not an advisory contract within the meaning of the 1940 Act. In your response, address:

Response: The Advisor serves as the sole investment adviser to the Company. 5C Investment Partners Advisor LLC has not, and will not, enter into an investment advisory agreement with the Company. Rather, 5C Investment Partners Advisor LLC and the Advisor have entered into the Resource Sharing Agreement pursuant to which 5C Investment Partners Advisor LLC provides certain resources, personnel and services to the Advisor. These arrangements are common with platforms where the investment adviser and other personnel are employed by one entity but assist in providing services to clients through an affiliated advisory entity. 5C Investment Partners Advisor LLC does not provide services of any kind to the Company (including any advisory services) or receive any compensation from the Company pursuant to the Resource Sharing Agreement. In addition, all personnel of 5C Investment Partners Advisor LLC that are made available to the Advisor are subject to the supervision and oversight of the Advisor. No fees or other compensation are paid by the Advisor or 5C Investment Partners Advisor LLC pursuant to the Resource Sharing Agreement.

a.	Specific services 5C and its employees will provide on the Advisor’s behalf and why those services do not amount to advisory services provided to the Company;

Response: Certain designated persons employed by 5C Investment Partners Advisor LLC (each, a “Shared Employee”) are made available by 5C Investment Partners Advisor LLC to provide advisory services to the Advisor (and indirectly, to the Company) with respect to the origination, purchase, sale and holding of loans, securities and other financial instruments. However, the Shared Employees provide these services under the supervision of the Advisor, pursuant to the Advisor’s Investment Advisory Agreement with the Company. Further, the Shared Employees who provide these services are subject to the oversight of and control of the Advisor, and the services are provided exclusively in that person’s capacity as a supervised person of the Advisor. Further, 5C Investment Partners Advisor LLC is obligated to cooperate with the Advisor’s supervisory efforts under the Resource Sharing Agreement, and to make periodic reports to the Advisor regarding the adherence of Shared Employees to applicable law.

The Resource Sharing Agreement also lays out specific requirements incumbent upon each Shared Employee who provides any such advisory service, including that each such employee: be subject to the supervision and oversight of the Advisor’s officers and directors (including its Chief Compliance Officer); take actions only as approved by the Advisor and shall not have any discretionary authority over accounts (unless authorized by the Advisor); take reasonable steps to assure that communications with the Company reflect the Shared Employee’s status as a supervised person of the Advisor; provide any information requested by a party to the Resource Sharing Agreement to comply with applicable disclosure and/or regulatory obligations; and at all times comply with fiduciary duties owed to the Company by the Advisor.

b.	The extent to which the Investment Advisor will depend on 5C’s personnel;

Response: As described above, the Advisor will rely on certain Shared Employees to assist it in discharging its duties under the Investment Advisory Agreement with the Company. These Shared Employees will be subject to the oversight, control, and supervision of the Advisor as if they were employees of the Advisor.

Securities and Exchange Commission

August 13, 2024

c.	Whether 5C personnel who provide investment advice with respect to the Company will be supervised persons of the Investment Advisor under Section 202(a)(25) of the Advisers Act;

Response: Pursuant to the Resource Sharing Agreement, to the extent that a Shared Employee participates in the rendering of advisory services to the Company, the Shared Employee shall be subject to the oversight and control of the Advisor, and such Advisory Services shall be provided to the Advisor or the Company by such Shared Employee exclusively in his or her capacity as a supervised person of the Advisor.

d.	Whether and what fees are paid to 5C and by whom and whether or not they are paid pursuant to the Resource Sharing Agreement; and

Response: No fees are paid pursuant to the Resource Sharing Agreement.

e.	Whether 5C is considered a fiduciary with respect to the Company.

Response: 5C Investment Partners Advisor LLC is not itself a fiduciary with respect to the Company. However, under the terms of the Resource Sharing Agreement, each Shared Employee providing advisory services is required to act at all times in a manner consistent with the fiduciary duties owed by the Advisor to the Company.

34. Please provide us with the Resource Sharing Agreement to review.

Response: The Company respectfully declines to add the Resource Sharing Agreement as an exhibit to the Amendment, as the Company is not a party to the Resource Sharing Agreement (which is between the Advisor and 5C Investment Partners Advisor LLC) and the Company does not receive services pursuant thereto.

35. Please add risk disclosure about the Resource Sharing Agreement (e.g., that advisory services provided by the Investment Advisor are dependent on the Resource Sharing Agreement).

Response: In response to the Staff’s comment, the Company has added disclosure on page 56 of the Amendment to the end of the risk factor “The Advisor relies on key personnel, the loss of any of whom could impair the ability to successfully manage the Company” as set forth below:

The Advisor has entered into the Resource Sharing Agreement with 5C Investment Partners Advisor, pursuant to which 5C Investment Partners Advisor will provide the Advisor with experienced investment professionals and access to the resources of 5C Investment Partners Advisor so as to enable the Advisor to fulfill its obligations under the Investment Advisory Agreement, there can be no assurance that 5C Investment Partners Advisor will perform its obligations under the Resource Sharing Agreement. In addition, the Resource Sharing Agreement may be terminated by either party on 60 days’ notice, which if terminated may have a material adverse consequence on the Company’s operations.

Item 11. Description of Registrant’s Securities to be Registered

Control Share Acquisitions (pages 128-129)

36. Please disclose:

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August 13, 2024

a.	how voting rights for control shares may be restored;

b.	any exemptions for acquisitions of control shares.

Response: The Company respectfully advises the Staff that it has opted out of Maryland’s Control Share Acquisition Act in Article II, Section 15 of the Company’s Bylaws which are filed as Exhibit 3.2 to the Registration Statement. The Company therefore respectfully submits that the inclusion of the requested disclosure is not applicable to the Company.

37. Please also disclose:

a.	the rationale for the Company not broadly exempting application of control share provisions;

b.	the impact upon shareholders of these provisions; and

c.	whether the board of directors/trustees has considered the provisions and determined that they are in the best interest of the Company and its shareholders.

Response: As noted in the Response to Comment 36 above, the Company respectfully advises the Staff that it has opted out of Maryland’s Control Share Acquisition Act in Article II, Section 15 of the Company’s Bylaws which are filed as Exhibit 3.2 to the Registration Statement. The Company therefore respectfully submits that the inclusion of the requested disclosure is not applicable to the Company.

Conflict with the 1940 Act (page 130)

38. Please disclose that recent federal and state court precedent has held that control share acquisition provisions are not consistent with the Investment Company Act.

Response: As noted in the Response to Comment 36 above, the Company respectfully advises the Staff that it has opted out of Maryland’s Control Share Acquisition Act in Article II, Section 15 of the Company’s Bylaws which are filed as Exhibit 3.2 to the Registration Statement. The Company therefore respectfully submits that the inclusion of the requested disclosure is not applicable to the Company.

Item 15. Financial Statements and Exhibits

39. Please file an amended Form 10 filing with complete financial statements at least 15 days prior to the Form 10’s effectiveness.

Response: The Company has included the complete financial statements in this Amendment filing.

40. Please file finalized documents and agreements, rather than any “form of” agreements.

Response: The Company has included the finalized Custody Agreement in the Amendment. The Company respectfully submits that the Form of Subscription Agreement and Form of Indemnification Agreement included as Exhibits 4.1 and 10.4 of the Registration Statement, respectively, are final versions of such documents and only omit dates, names and signatures, as applicable, and the material terms are

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August 13, 2024

disclosed in the Registration Statement and other filings of the Company that are incorporated therein by reference. Including such documents in final “form of” version is also consistent with market practice for BDCs.

41. Article XIII, Section 1 of the Company’s Bylaws contains a carveout from an exclusive forum provision for claims arising solely under federal securities laws. However, the carveout applies only to item (b) in Section 1 of the Bylaws (derivative actions). Please revise this state law claims provision in the bylaws to make clear that Article XIII, Section 1 in its entirety, rather than just Article XIII Section 1 item (b), does not apply to claims arising under the federal securities laws.

Response: As requested, the Company intends to seek the approval of the Board of Directors in order to revise the Bylaws to clarify that the carve out from an exclusive forum provision for claims arising solely under federal securities laws applies to Article XIII, Section 1 of the Bylaws in its entirety. The Company has also revised the disclosure on pages 84 and 85 of the Amendment accordingly.

42. Please revise Article VIII, Section 8.2 of the Articles of Amendment and Restatement to state that indemnification is subject to sections 17(h) and (i) of the 1940 Act.

Response: The Company respectfully advises the Staff that Article VIII, Section 8.3 of the Articles of Amendment and Restatement states that upon the Company’s election to be regulated as a BDC under the 1940 Act, the provisions of Article VIII will be subject to the requirements and limitations of the 1940 Act, including, for the avoidance of doubt, any indemnification or payment reimbursement of expenses made pursuant to Article VIII. As a result, the Company respectfully submits that no revisions to the Company’s Articles of Amendment and Restatement are necessary.

43. Please provide us with a copy of the Company’s full charter and/or declaration of trust.

Response: In response to the Staff’s comment, the Company has filed the Articles of Incorporation of the Company as Exhibit 3.1 to the Amendment.

General Comments

44. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: The Company respectfully acknowledges the Staff’s comment.

45. Response to this letter should be in the form of a pre-effective amendment filed under the 1934 Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Response: The Company respectfully acknowledges the Staff’s comment.

46. Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.

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August 13, 2024

Response: The Company respectfully states that, as of the date of this response letter, it has not submitted and does not expect to submit any exemptive application (other than the Co-Investment Exemptive Application) or any no-action request in connection with the Registration Statement. In addition, unless otherwise disclosed herein or the Registration Statement, the Company is not relying upon any no-action letters or other guidance previously issued by the Staff.

47. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to Company disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Company respectfully acknowledges the Staff’s comment.

* * * * * * *

Securities and Exchange Commission

August 13, 2024

If you have any questions, please feel free to contact the undersigned by telephone at 212.341.7825 (or by email at pamela.chen@kirkland.com) or Nicole M. Runyan, P.C. by telephone at 212.446.4774 (or by email at nicole.runyan@kirkland.com). Thank you for your attention to this matter.

Sincerely,

/s/ Pamela P. Chen
Pamela P. Chen

cc:	Nicole M. Runyan, P.C., Kirkland & Ellis LLP
Thomas Connolly, 5C Lending Partners Corp.
Michael Koester, 5C Lending Partners Corp.
Jason Roos, 5C Lending Partners Corp.